

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2019

Julie Shiflett
Executive Vice President and Chief Financial Officer
Red Lion Hotels Corporation
1550 Market Street #350
Denver, Colorado 80202

> **Re: Red Lion Hotels Corporation**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed March 8, 2019**
> **Form 8-K**
> **Filed March 8, 2019**
> **File No. 001-13957**

Dear Ms. Shiflett:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Real Estate and
> Commodities